Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005

April 16, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Transatlantic Holdings, Inc.
Form 10-K for the Period Ended December 31, 2008 (“2008 Form 10-K”)
Filed March 2, 2009
File No. 001-10545
Your correspondence dated April 6, 2009

Dear Mr. Rosenberg:

     We have reviewed the above-referenced correspondence and reply herein to your comments in the order presented.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results
Critical Accounting Estimates
(b) Fair Value Measurements of Certain Financial Assets

1.	Please revise your disclosure to provide the following information:

	a.	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services;

	b.	Whether, and if so, the amount you adjusted quotes or prices you obtained from brokers and pricing services;

	c.	The percentage of the fair value and unrealized loss for both securities that are rated non-investment grade and those not rated;

Response:

     To enhance its existing disclosures, Transatlantic Holdings, Inc. (the “Company” and collectively with its subsidiaries, “TRH”) plans to include information similar to the discussion below in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in each of its 2009 Forms 10-Q and in the 2009 Form

10-K, as applicable. In addition, the comparable prior period information will be added, as applicable.

     1a) TRH’s 2008 Form 10-K included a statement on page 49 discussing the source of fair values for fixed maturities and equities. It stated: “As of December 31, 2008, the fair value of substantially all of TRH’s fixed maturity and equity securities is based on external sources, of which approximately $198 million is primarily based on broker quotes.” In response to the staff’s comment, we plan to expand the discussion as follows:

     As of December 31, 2008, the fair value of substantially all of TRH’s available for sale fixed maturity and equity securities ($8.5 billion) is based on external sources. Of the fair values based on external sources, $8.4 billion is based upon prices received from independent pricing services and $0.1 billion, related to asset-backed fixed maturities, is based on non-binding broker quotes. Fair values from all external sources are reviewed and evaluated by management, but none were adjusted.

     1b) Fair values from all external sources were reviewed and evaluated by management, but none were adjusted. In future filings, this statement will be added to the discussion of pricing sources as done in the second paragraph of 1a) above.

     1c) The table at the top of page 65 of TRH’s 2008 Form 10-K included the amount (aggregating $48 million) of fixed maturities by security type rated non-investment grade (i.e., below BBB) or not rated and the percentage that such aggregate bore (0.5%) to total fixed maturities as of December 31, 2008. Those 2008 amounts related solely to non-investment grade securities, whereas the 2007 percentage (0.2%) related solely to not rated securities. Both categories were included in one columnar heading in the table to combine immaterial items. Net unrealized depreciation with respect to such non-investment grade securities as of December 31, 2008 totaled $0.8 million, or 1.7% of the fair value of such securities, and also represented 0.2% of total net pre-tax unrealized depreciation of investments. Given the insignificance of non-investment grade securities to total fixed maturities and the insignificance of the amount of net unrealized depreciation of those securities to total pre-tax net unrealized depreciation, the amount of net unrealized losses related to non-investment grade securities was not disclosed. Should such amounts become material in future periods, TRH will provide the appropriate disclosure, consistent with the staff’s comment.

Consolidated Financial Statements
4. Investments
(c) Investment Gains and Losses, page 91

2.	For securities that were sold during the year at a loss, disclose:

	a.	The facts and circumstances giving rise to the loss and the sale,

b.	The period of time that security had been continuously in an unrealized loss position; and

c.	Why that sale doesn’t contradict your assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value, if and as applicable

Response:

     2a)

     Fixed maturities:

      In 2008, sales of fixed maturities, which produced pre-tax gross realized losses of $62 million, related primarily to Corporate, Municipals, U.S. Government and U.S. Government Agency securities.

     Of such amount, gross realized losses of $44 million (which is a component of the $16 million of realized net capital losses discussed on page 93 in Note 4(f) of Notes to Consolidated Financial Statements) related to the satisfaction of conditions enumerated in the application of Statement of Financial Accounting Standards No. 140 requiring sale accounting for transfers of financial assets as opposed to accounting for such transfers as secured borrowings. Through 2008, TRH participated in a securities lending program whereby certain securities from its investment portfolios were loaned to third parties. In the fourth quarter of 2008, counterparties were successful in negotiating significantly reduced collateral levels (i.e., collateral received as a percentage of the fair value of the security loaned). Due to the lower collateral levels, during the fourth quarter of 2008, many of such loaned securities were required to be accounted for as sales at the time of transfer and as purchases when the loaned securities were subsequently returned. The net impact of such transactions in the Consolidated Statement of Operations was recorded in realized net capital losses as discussed earlier. Also, in the fourth quarter of 2008, TRH terminated its participation in the Securities Lending Program.

      In addition, sales generating approximately $18 million of gross realized losses resulted, in part, from TRH’s desire to manage the duration of the investment portfolio as part of our overall view of prudent management of an available for sale fixed maturity investment portfolio, and were also driven by unprecedented financial and credit market turmoil where management determined, subsequent to prior reporting dates, that a sale of such investments was a preferred alternative to their retention as the market became highly volatile and uncertain.

     Equities:

     Equity securities sold at a loss were in a continuous unrealized loss position for less than 12 months and did not meet the conditions of our accounting policy to be considered other-than-temporarily impaired at any quarter-end prior to the time of sale. Securities sold in the preferred and common equity portfolios were sold for a number of reasons, including: 1) unprecedented market turmoil and severe changes in the investment and credit markets throughout 2008; 2) short-term changes in investment philosophies prompted by the worsening credit markets, and 3) the desire over time to take advantage of tax-basis capital loss carry-backs to prior years that had capital gains.

      The equity securities investment strategy includes the intent to maximize total investment return through active management, which can lead to selling securities at a gain or a loss due to changing market conditions and as market opportunities arise. Due to the severe market changes experienced in 2008, securities were sold at a loss. For example, as certain sudden credit events unfolded, such as the deterioration in the market for Federal Home Loan Mortgage Corporation (“Freddie Mac”) and Federal National Mortgage Association (“Fannie Mae”) preferred stock, we sold those securities prior to period end and recorded gross realized losses of $51.9 million in the third quarter of 2008.

     2b) Virtually all fixed maturities and equities sold at a loss during 2008 were in a continuous unrealized loss position for less than 12 months at the time of sale.

      2c)

     Fixed Maturities:

     As discussed in 2a) above, of the $62 million of pre-tax realized gross capital losses, $44 million of such losses related to the satisfaction of conditions enumerated in the application of Statement of Financial Accounting Standards No. 140 requiring sale accounting for transfers of financial assets as opposed to accounting for such transfers as secured borrowings. The situation could not have been foreseen at prior balance sheet dates and accordingly, did not impinge on management’s intent to hold the securities to recovery or maturity. Additionally, sales generating approximately $18 million of such capital losses resulted from TRH’s desire to manage the duration of the investment portfolio as part of our overall view of prudent management of an available for sale fixed maturity portfolio, and were also driven by unprecedented financial and credit market turmoil where management determined, subsequent to prior reporting dates, that a sale of such investments was a preferred alternative to their retention as the market became highly volatile and uncertain.

     Therefore, we do not believe that our sales of fixed income securities in an unrealized loss position as enumerated above constituted a pattern that compromised our ability to assert that TRH has the ability and intent to hold securities in an unrealized loss position to recovery.

     For fixed maturity securities, we concluded that the unrealized loss positions of securities at year end 2008 were largely due to changes in market interest rate conditions since those securities were purchased. We did not attribute any of the declines in value to be the result of credit impairments in these highly rated securities nor did our review of fixed maturities pursuant to our policy to identify other-than-temporarily impaired fixed maturities indicate that further impairment write-downs to fair value were needed.

      Equities:

     As discussed in 2a) above, securities sold in the preferred and common equity portfolios were sold for a number of reasons, including: 1) unprecedented market turmoil and severe changes in the investment and credit markets throughout 2008; 2) changes in investment philosophies prompted by the worsening credit markets; and 3) the desire over time to take advantage of tax-basis capital loss carry-backs to prior years that had capital gains.

     We have concluded that the circumstances leading to the sale of equities at a loss during the year were both significant and unanticipated such that our intent to sell occurred due to sudden and severe changes in the market. Therefore, we do not believe that the sale of equity securities in an unrealized loss position constituted a pattern that compromised our ability to assert that TRH has the ability and intent to hold securities in an unrealized loss position to recovery.

(g) Additional Information on Gross Unrealized Losses, page 94

3.	Regarding equity securities, please revise to disclose the factors contributing to their decline in fair value and those that caused you to conclude that their unrealized loss is not other-than-temporary.

     Response:

     To enhance its existing disclosures, TRH plans to include in all future filings of Forms 10-Q and Forms 10-K a discussion of factors contributing to the decline in fair value of equities, if applicable, and those that caused TRH to conclude that the unrealized loss related to such equities is not other-than-temporary. This discussion will appear in Notes to Consolidated Financial Statements and accompany the aging table of gross unrealized losses, such as the one that appears on page 95 in the 2008 Form 10-K.

In addition, the comparable prior period information will be added, as applicable. The discussion related to the staff’s query for 2008 follows:

     During 2008, the collapse of the U.S. residential mortgage market, credit quality deterioration, increased credit losses in many sectors, the collapse of several prominent financial institutions and a general decline in global market conditions, among other factors, contributed to a steep decline in equity markets and thus, a decline in the fair values of TRH’s common equity securities.

     At December 31, 2008, the pre-tax gross unrealized loss for all equities was $82 million, of which $29 million was in an unrealized loss position over 6 months. As these equities did not meet TRH’s criteria for other-than-temporary impairment write-down, which criteria are discussed on pages 82 and 83 of the 2008 Form 10-K, and TRH had the intent and ability to hold these securities to recovery, TRH determined that these securities were not other-than-temporarily impaired.

     In addition to its responses to the specific queries above, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ STEVEN S. SKALICKY

Steven S. Skalicky
Executive Vice President and
Chief Financial Officer

cc:	Lisa Vanjoske, Assistant Chief Accountant
Kei Ino, Staff Accountant

Robert F. Orlich, Chairman, President
and Chief Executive Officer, TRH